Exhibit 99.1

VESTA ANNOUNCES THE FILING OF ITS ANNUAL REPORT ON FORM 20-F FOR FISCAL YEAR 2025

Mexico City, Mexico, March 17, 2026 – Corporación Inmobiliaria Vesta, S.A.B. de C.V. (“Vesta” the “Company”) (NYSE: VTMX), hereby announces that on March 17, 2026, Vesta filed its annual report on Form 20-F for the fiscal year ended December 31, 2025 (the “2025 Annual Report”) with the Securities and Exchange Commission (the “SEC”). The 2025 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or the SEC Filings section of the Company’s investor relations website at https://ir.vesta.com.mx. In addition, shareholders may receive a hard copy of the Company’s complete audited financial statements free of charge, by requesting a copy from:

Investor Relations Contact in Mexico:

Juan Sottil, CFO

jsottil@vesta.com.mx

Tel: +52 55 5950-0070 ext. 133

Fernanda Bettinger, IRO

mfbettinger@vesta.com.mx

investor.relations@vesta.com.mx

Tel: +52 55 5950-0070 ext. 163

In New York:

Barbara Cano

barbara@inspirgroup.com

Tel: +1 646-452-2334

About Vesta

Vesta is a real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of December 31, 2025, Vesta’s portfolio was comprised of 231 Class A Buildings, across industrial corridors and principal industrial sites of the country, with a total owned GLA of 42,954,022 square feet and an average building life of 10.4 years. Vesta has several world-class clients participating in a variety of industries such as automotive, aerospace, high-tech, pharmaceuticals, electronics, food and beverage and packaging.